As filed with the Securities and Exchange Commission on May 26, 2000
                                                 Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           AMERICAN TOWER CORPORATION
             (Exact name of registrant as specified in its charter)

            Delaware                                        65-0723837
 (State or other jurisdiction of                        (I.R.S. Employer
 incorporation or organization)                        Identification No.)

               116 Huntington Avenue, Boston, Massachusetts 02116
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 STEVEN B. DODGE
                           American Tower Corporation
                              116 Huntington Avenue
                           Boston, Massachusetts 02116
                                 (617) 375-7500
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    Copy to:
                             NORMAN A. BIKALES, ESQ.
                            Sullivan & Worcester LLP
                             One Post Office Square
                           Boston, Massachusetts 02109
                                 (617) 338-2800

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined in light of market conditions and other factors.
     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the box. / /
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                           CALCULATION OF REGISTRATION FEE
=================================================================================================================================
                                                                     Proposed             Proposed
                                                    Amount            Maximum              Maximum
            Title of Each Class of                  to be         Offering Price          Aggregate             Amount of
        Securities to be Registered(1)            Registered    Per Security(2)(3)  Offering Price(4)(5)   Registration Fee(4)
---------------------------------------------------------------------------------------------------------------------------------

Debt Securities(6)
Preferred Stock, par value $.01 per share....
Depositary Shares Representing Preferred
Stock....
Class A Common Stock, par value $.01 per
share(7)
Warrants.....................................
Total                                           $1,000,000,000                         $1,000,000,000          $264,000(8)
=================================================================================================================================
                                                       (Footnotes on next page)

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) The Debt Securities, Preferred Stock, Depositary Shares, Class A Common Stock and/or Warrants covered hereby are collectively referred to as the "Offered Securities." Offered Securities registered hereunder may be sold separately, together or as units with other Offered Securities registered hereunder. Subject to Footnote (4), there are being registered hereunder an indeterminate principal amount of Offered Securities as may be sold from time to time by the registrant. This Registration Statement also covers contracts that may be issued by the registrant under which the counterparty may be required to purchase Offered Securities. Such contracts would be issued with Offered Securities. There are also being registered hereunder an indeterminate principal amount of Offered Securities as may be issuable upon conversion or exchange of Debt Securities, Preferred Stock or Warrants or pursuant to antidilution provisions thereof.

(2) In U.S. Dollars or the equivalent thereof in one or more foreign currencies or currency units or composite currencies, including the European Currency Unit.

(3) The proposed maximum offering price per unit will be determined from time to time by the registrant in connection with the issuance by the registrant of the securities registered hereunder.

(4) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o). In no event will the aggregate initial offering price of the Offered Securities issued under the Registration Statement exceed $1,000,000,000 or the equivalent thereof in one or more foreign or composite currencies.

(5) No separate consideration will be received for Debt Securities, Common Stock, Preferred Stock or Depositary Shares that are issued upon conversion of Debt Securities, Preferred Stock or Depositary Stock.

(6) If any such Debt Securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price of up to $1,000,000,000.

(7) The aggregate amount of Common Stock registered hereunder is limited to that which is permissible under Rule 415(a)(4) under the Securities Act of 1933, as amended.

(8) Calculated pursuant to Rule 457(o) of the rules and regulations under the Securities Act of 1933, as amended.

                                 --------------

The information contained in this Prospectus is not complete and may be changed. We may not sell these securities until the related registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MAY 26, 2000

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                           American Tower Corporation

              Debt Securities, Preferred Stock, Depositary Shares,
                        Class A Common Stock and Warrants
                             ----------------------

     We may from time to time offer:

o    debt securities,

o    shares of our preferred stock,

o    fractional shares of our preferred stock in the form of depositary shares,

o    shares of our Class A common stock, or

o    warrants to purchase any of these securities.

     The securities we offer will have an aggregate public offering price of up to $1,000,000,000.

     We will show the particular securities we offer and their specific terms in a supplement to this document. In each case we would describe the type and amount of securities we are offering, the initial public offering price, and the other terms of the offering.

     Our Class A common stock is listed on the New York Stock Exchange under the symbol "AMT." We will make application to list any shares of Class A common stock sold pursuant to a supplement to this prospectus on the NYSE. We have not determined whether we will list any of the other securities we may offer on any exchange or over-the-counter market. If we decide to seek listing of any securities, the supplement will disclose the exchange or market.

     Investing in our securities involves risks. See "Risk Factors" beginning on page 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     We may offer the securities directly, through agents designated from time to time by us or to or through underwriters or dealers. We will show in a supplement the names of any agents or underwriters involved in the sale of any securities. We will also describe any applicable purchase price and fee or commission or discount arrangement between or among us and/or them. See "Plan of Distribution" on page 20. We may not sell any securities without delivery of a supplement describing the method and terms of the offering of the securities.

     Our  principal  place  of  business  is  116  Huntington  Avenue,   Boston,
Massachusetts 02116 and our telephone number is (617) 375-7500.


                     The date of this prospectus is      , 2000

                  TABLE OF CONTENTS

    About This Prospectus........................ (i)
    Cautionary Note Regarding Forward-
         Looking Statements...................... (i)
    American Tower...............................  1
    Risk Factors.................................  1
    Ratio of Earnings to Fixed Charges...........  5
    Use of Proceeds..............................  5
    Description of Certain Indebtedness..........  5
    Description of Debt Securities...............  7
    Description of Capital Stock................. 12

    Description of Depositary Shares............. 16
    Description of Warrants...................... 19
    Plan of Distribution......................... 20
    Validity of the Offered Securities........... 21
    Experts...................................... 21
    Where You Can Find More Information.......... 22
    Documents Incorporated By Reference.......... 22

    You should rely only on the information incorporated by reference or provided in this document. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                              ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1.0 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information" and "Documents Incorporated By Reference."

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

    We have made and incorporated by reference forward-looking statements in this document. Forward-looking statements include those regarding our goals, beliefs, plans or current expectations and other statements contained regarding matters that are not historical facts. For example, when we use the words believe, expect, anticipate or similar expressions, we are making forward-looking statements. Forward-looking statements include statements concerning:

o    the outcome of our growth strategy,

o    future results of operations,

o    liquidity and capital expenditures,

o    construction and acquisition activities,

o debt levels and the ability to obtain financing and make payments on our debt,

o regulatory developments and competitive conditions in the communications site and wireless carrier industries,

o projected growth of the wireless communications and wireless carrier industries,

o    dependence on demand for satellites for Internet data transmission, and

o    general economic conditions.

    Our forward-looking statements are subject to risks and uncertainties. You should note that many factors, some of which are discussed elsewhere in this prospectus or in the documents we have incorporated by reference, could affect us in the future and could cause our results to differ materially from those expressed in our forward-looking statements. For a discussion of some of these factors, please read carefully the information under "Risk Factors" beginning on page 1. We are not required to release publicly the results of any revisions to these forward-looking statements we may make to reflect future events or circumstances.

                                 AMERICAN TOWER

     We are a wireless communications and broadcast infrastructure company operating in three business segments.

o We operate a leading network of communications towers and are the largest independent operator of broadcast towers in North America. Giving effect as of May 26, 2000 to our pending transactions, we have approximately 10,400 multi-user sites in the United States, Mexico and Canada, including approximately 300 broadcast tower sites.

o We provide comprehensive network development services for wireless service providers and broadcasters. We offer full turnkey network development solutions to our customers, consisting of radio frequency engineering, network design, site acquisition, zoning and other regulatory approvals, construction management, tower construction and antenna installation.

o We operate a leading teleport business, which transmits Internet, voice, data and video communications worldwide. We have approximately 160 satellite antennas in various locations across the United States, with major facilities near New York, Washington, D.C., Dallas and San Francisco, as well as the Northeast, Southwest and Pacific Northwest, giving effect as of May 26, 2000 to our pending transactions.

     We estimate that our three business segments accounted for the following percentages of pro forma 1999 operating revenues:

o    Rental and management--53.0%,

o    Network development services--27.0%, and

o    Internet, voice, data and video transmission services--20.0%.

                                  RISK FACTORS

    You should consider carefully the following factors and other information in this prospectus before deciding to invest in our securities.

If we cannot keep raising capital, our growth will be impeded.

    Without additional capital, we would need to curtail our acquisition and construction programs. We expect to use borrowed funds to satisfy most of our capital needs. However, we must continue to satisfy financial ratios and to comply with financial and other covenants in order to do so. If our revenues and cash flow do not meet expectations, we may lose our ability to borrow money. These same factors, as well as market conditions beyond our control, could make it difficult or impossible for us to sell securities as an alternative to borrowing.

Meeting payments on our large debt could be a burden to us.

    Our high debt level makes us vulnerable to downturns in our operations. This high debt level requires us to use most of our cash flow to make interest and principal payments. If we do not generate sufficient cash flow through our operations to make interest and principal payments, we may be forced to sell debt or equity securities or sell some of our core assets. This could be harmful to our business and our securityholders. Market conditions or our own financial situation may require us to make these sales on unattractive terms.

Demand for tower space may be beyond our control.

    Many of the factors affecting the demand for tower space, and therefore our cash flow, are beyond our control. Those factors include:

o    consumer demand for wireless services,

o the financial condition of wireless service providers and their preference for owning or leasing antennae sites,

o the growth rate of wireless communications or of a particular wireless segment,

o    the  number  of  wireless  service  providers  in  a  particular   segment,
     nationally or locally,

o    governmental licensing of broadcast rights,

o    zoning, environmental and other government regulations, and

o    technological changes.

    Roaming and resale arrangements could also adversely affect demand. These arrangements enable a wireless service provider to serve customers outside its license area through agreements with other providers. Wireless providers might consider roaming and resale arrangements preferable to leasing antennae space.

New  tower   construction,   particularly   build-to-suit   projects,   involves
uncontrollable risks and increasing competition.

    Our increasing focus on major build-to-suit projects for wireless service providers entails several unique risks. First is our greater dependence on a limited number of customers. In addition, although we have the benefit of an anchor tenant in build-to-suit projects, we may not be able to find a sufficient number of additional tenants. In fact, one reason wireless service providers may prefer build-to-suit arrangements is to share or escape the costs of an undesirable site. A site may be undesirable because it has high construction costs or may be considered a poor location by other providers.

    Our expanded construction activities also involve other substantial risks. These risks include:

o   increasing our debt and the amount of payments on that debt,

o   uncontrollable risks that could delay or increase the cost of a project,

o   increasing   competition  for  construction   sites  and  experienced  tower
    construction companies, resulting in significantly higher costs and failure to meet time schedules,

o failure to meet time schedules that could result in our paying significant penalties to prospective tenants, particularly in build-to-suit situations, and

o possible lack of sufficient experienced personnel to manage an expanded construction program. We cannot control the main factors that can prevent, delay or increase the cost of construction. These factors include:

o   zoning and local permitting requirements,

o   environmental group opposition,

o   availability of skilled construction personnel and construction equipment,

o   adverse weather conditions, and

o   federal regulations.

Our acquisition strategy involves increasing acquisition costs, high debt levels and potential management and integration issues.

    Increased competition, which we believe will continue, has resulted in substantially higher acquisition costs, particularly for towers being sold by wireless service providers. These prices, in turn, result in high debt and debt service requirements. Equally important, the increased size of our acquisitions from wireless service providers could create problems we have not faced in the past. These include:

o   dependence on a limited number of customers,

o lease and control provisions more favorable to the wireless service provider than those we give our tenants generally,

o   integration of major national networks into our operational systems,

o demands on managerial personnel that could divert their attention from other aspects of our business, and

o potential antitrust constraints, either in local markets or on a regional or national basis, that could impede future acquisitions or require selective divestitures at unfavorable prices.

    An additional risk is the acquisition of significant numbers of towers that may have limited marketing potential. For example, towers may not be marketable because of location.

Covenants in our credit facilities could impede our growth strategy and restrict our ability to pay interest on or redeem our notes.

    Our growth strategy may be impaired by restrictive covenants in our credit facilities. The most significant of these covenants impose limits on our aggregate borrowings, including in the case of

American Tower, the parent company, the type and amount of borrowings. We are also required to meet certain financial ratios and comply with all of the financial and other covenants in order to borrow funds. Certain types of acquisitions and investments in other companies are limited. Events beyond our control may affect our ability to meet these requirements. If these covenants restrict our ability to borrow funds, acquisitions and construction will be impeded.

    Our credit facilities also restrict the ability of our subsidiaries to pay dividends or make other distributions to us and prohibit those dividends and other distributions during periods of default. Since we are a holding company, with no independent operations, we are dependent on our subsidiaries for funds to pay interest and principal on our notes, including any debt securities we offer pursuant to this prospectus. In addition, our credit facilities require us to invest 100% of all debt and equity offerings, public or private, in our borrower subsidiaries.

    Our existing credit facilities prohibit us from redeeming or repurchasing any currently outstanding notes for cash. This will probably require us to elect to repurchase currently outstanding notes with Class A common stock on the repurchase dates and to obtain lender consent in order to repurchase currently outstanding notes upon any change in control. This same limitation could impact our ability to redeem or repurchase any securities we may offer pursuant to this prospectus.

We are dependent on key personnel and would be hurt if they leave.

    The loss of our chief executive officer, Steven B. Dodge, and other executive officers has a greater likelihood of having a material adverse effect upon us than it would on most other companies of our size. Our growth strategy is highly dependent on the efforts of Mr. Dodge and our other executive officers. Our ability to raise capital is dependent in part on the reputation of Mr. Dodge. You should be aware that we have not entered into employment agreements with Mr. Dodge or most of our other executive officers. We may not be able to retain our executive officers, including those with employment agreements, or other key personnel or prevent them from competing with us if they did leave.

Expanding operations into foreign countries could create certain operational and financial risks.

    Our recent  expansion  into Canada and Mexico,  and other  possible  foreign operations in the future, could result in adverse financial consequences and operational problems not experienced in the United States. We have made a substantial loan to a Mexican company and are committed to construct a sizable number of towers in that country. We have also invested in a Canadian joint venture that intends to acquire and construct towers in that country. We may also, in the future, engage in comparable transactions in other countries. Among the risks of foreign operations are governmental expropriation and regulation, inability to repatriate earnings or other funds, currency fluctuations, difficulty in recruiting trained personnel, and language and cultural differences that could impair management control and operations.

New technologies could make our tower antenna leasing services less desirable to potential tenants.

    Mobile satellite systems and other new technologies could compete with land-based wireless communications systems, thereby reducing the demand for tower lease space and other services we provide. The Federal Communications Commission has granted license applications for several low-earth orbiting satellite systems that are intended to provide mobile voice or data services. In addition, the emergence of new technologies could reduce the need for tower-based transmission and reception and have an adverse affect on our operations.

    The development and implementation of signal combining technologies, which permit one antenna to service two different transmission frequencies and, thereby, two customers, may reduce the need for tower-based broadcast transmission and hence demand for our antenna space. The growth in delivery of video services by direct broadcast satellites could also adversely affect demand for our antenna space.

Demand for teleport services is subject to technological, competitive and regulatory factors beyond our control.

    Demand for teleport services by its primary historical base of video customers has been diverted to fiber optic transmission services in some instances. Teleport transmission services for Internet-related entities, however, have increased. Revenues from these new technologies may not continue to grow and may decline if other forms of transmission, fiber optic or otherwise, are introduced. In addition, our teleport satellite operations are dependent upon maintaining valid FCC licensing.

We could be harmed if perceived health risks from radio emissions are substantiated.

    If a connection between radio emissions and possible negative health effects, including cancer, were established, we would be materially and adversely affected. The results of several substantial studies by the scientific community in recent years have been inconclusive. We and the lessees of antennae sites on our towers are subject to government regulations relating to radio frequency emissions. We do not maintain any significant insurance with respect to these matters.

Pro forma financial information is based on estimates and assumptions and may not be indicative of actual future results.

    Our actual future results could vary materially and adversely from those reflected in the pro forma financial information we have incorporated by reference in this prospectus. That information is based upon a number of assumptions we believe to be reasonable. However, our two most significant acquisitions to date, the AirTouch and AT&T transactions, do not involve the acquisition of businesses. The towers involved in those acquisitions were operated as part of the wireless service divisions of AirTouch and AT&T. Those companies did not maintain extensive separate financial records or prepare financial statements for the operation of those towers. We have, however, compiled certain revenue and expense data of those towers in the pro forma information. In the case of certain expenses, we have estimated amounts based on both the limited information by the carriers and our own experience with comparable towers. Neither our auditors, AirTouch's auditors nor AT&T's auditors have expressed any opinion or provided any form of assurance with respect to AirTouch's or AT&T's historical data presented in the unaudited pro forma financial information.

We could have liability under environmental laws.

    Under various federal, state and local environmental laws, we, as an owner, lessee or operator of real estate, may be liable for the substantive costs of remediating soil and groundwater contaminated by hazardous wastes. Some of these laws impose responsibility and liability on us even if we did not cause the contamination or even know about it. Almost all of the towers we own and operate, other than roof top towers, are located on parcels of land, which could result in substantial environmental liability. Our liability often will continue even if we sell the property.

The debt will effectively rank junior to secured debt under our credit facilities.

     Our payment of principal and interest on any debt we may issue will effectively rank junior to all existing and future debt under our credit facilities. This is so because the debt under our credit facilities is issued or guaranteed by our subsidiaries and secured by their assets. Any debt we issue will also effectively rank junior to all other existing and future debt of our subsidiaries. We have also guaranteed that debt and secured our guaranty with our assets, including the stock of our subsidiaries. As a result, in the event of our insolvency, liquidation or reorganization, or should any of that debt be accelerated because of a default, we must pay that debt in full before we can make any payment on any debt we may sell publicly.

No trading market may exist for any offered securities other than Class A common stock.

     No trading market for any offered securities other than Class A common stock may exist and one may never develop. Accordingly, you may not be able to sell those securities or sell them at an acceptable price. If a market were to develop, those offered securities could trade at prices that may be higher or lower than your purchase price depending on many factors, including prevailing interest rates, our operating results, the market for similar securities, and, if those securities are convertible or exchangeable, the market price of the Class A common stock. We do not intend to list any offered securities other than Class A common stock on any securities exchange or to seek approval for quotation through any automated quotation system. One or more of the managing underwriters, if any, may decide to make a market in the those offered securities. They would not, however, be obligated to do so and may discontinue market making at any time. Therefore, any liquidity may disappear and those offered securities may not be readily marketable.

Control by our principal stockholders could deter mergers where you could get more than current market price for your stock.

    Control by Mr. Dodge and others may have the effect of discouraging a merger or other takeover of our company in which holders of common stock may be paid a premium for their shares over then-current market prices. Mr. Dodge, together with a limited number of our directors, may be able to control or block the vote on mergers and other matters submitted to the common stockholders.

Our common stock does not pay dividends.

    We have never paid a dividend on our common stock and do not expect to pay cash dividends in the foreseeable future. In addition, our credit facilities effectively restrict the payment of cash dividends or other distributions and the repurchase, redemption or other acquisition of equity securities.

                                RATIO OF EARNINGS
                                TO FIXED CHARGES

    For purposes of calculating this ratio, earnings consist of loss before income taxes and extraordinary losses and fixed charges. Fixed charges consist of capitalized interest, interest expense, amortization of debt discount and related issuance costs and the component of rental expense that management believes to be representative of the interest factor on that expense. For the year ended December 31, 1998, interest expense included redeemable preferred stock dividends of $3.1 million. For each of the periods listed below, our ratio of earnings to fixed charges was less than 1.0:1. We had a deficiency in earnings to fixed charges in each period as follows (amounts in thousands):

                   Period                     Deficiency
                   ------                     ----------
Period from July 17, 1995 (incorp-
   oration) to December 31, 1995........        $ 184
Year ended December 31, 1996............          434
Year ended December 31, 1997............        2,507
Year ended December 31, 1998............       43,844
Year ended December 31, 1999............       52,520
Three months ended March 31, 2000.......       53,595

                                 USE OF PROCEEDS

    We expect to use net proceeds from the sale of the offered securities primarily to finance construction and acquisitions. We also expect to use those proceeds to finance general working capital requirements, including repayment from time to time of borrowings under our credit facilities. Any borrowings so repaid may be available in the future to finance construction and acquisitions and other general corporate purposes. We intend to continue actively seeking construction and acquisition prospects, including acquisitions of companies outside of the United States engaged in businesses related to the tower communications business in which we are not presently engaged.

                                 DESCRIPTION OF
                              CERTAIN INDEBTEDNESS

Credit Facilities

    The description below summarizes the more important terms of our borrowing arrangements, as currently in effect, which we refer to as the credit facilities. We have previously filed copies of the loan agreement governing the credit facilities with the SEC. See "Where You Can Find More Information." You should refer to that agreement for the complete terms of the credit facilities. Capitalized words used in the description below have specialized meanings defined in that agreement.

    Several of our principal operating subsidiaries have borrowed and expect to continue to borrow under the credit facilities. We refer to those borrowers collectively as the borrower subsidiaries. The credit facilities provide for up to $2.0 billion of loans, the funding of which has been committed to by the lenders. The credit facilities also contemplate possible additional borrowings of up to $500.0 million, although the lenders are not committed to fund those borrowings. Borrowings under the credit facilities are limited by (a) the cash flow of the borrower subsidiaries and the Restricted Subsidiaries, (b) their construction costs of Developing Towers, and (c) the aggregate number of Developing Towers and AirTouch towers we acquire.

    The credit facility is made up of three separate types of loans:

o a $650.0 million reducing revolving credit facility maturing on June 30, 2007,

o   an $850.0 million multiple-draw term loan maturing on June 30, 2007, and

o   a $500.0 million term loan maturing on December 31, 2007.

    We are required to reduce the revolving credit commitments and to amortize the term loans quarterly, commencing March 31, 2003, in increasing amounts designed to repay the loans by maturity. We are also required to repay the loans, and reduce the commitments, out of the proceeds of asset sales and sales of equity or debt securities, by us or our subsidiaries, and out of cash flow. We can repay the loans voluntarily at any time, without penalty.

    We may incur indebtedness under the credit facilities for acquisitions, construction and other capital expenditures, working capital and general corporate purposes.

    The credit facilities require compliance with financial coverage ratios that measure Annualized Operating Cash Flow against Total Debt, Interest Expense, Pro Forma Debt Service and Fixed Charges. The credit facilities contain other financial and operational covenants and other restrictions with which the borrower subsidiaries and the Restricted Subsidiaries must comply, whether or not there are any borrowings outstanding. These include restrictions on certain types of acquisitions, other than towers and communications sites, indebtedness, liens, capital expenditures, investments in Unrestricted Subsidiaries, and the ability of the borrower subsidiaries and the Restricted Subsidiaries to pay dividends or make other distributions.

    The credit facilities include two events of default that restrict American Tower, the parent company:

o   it cannot have any  Indebtedness for Money Borrowed  outstanding  other than
    (a) the convertible notes issued in October 1999 and February 2000, and (b) other Indebtedness for Money Borrowed in an aggregate amount not to exceed $500.0 million and containing certain terms, and

o it is required to invest the net cash proceeds of any issue of Capital Stock (other than pursuant to permitted acquisitions and up to $2.0 million under stock option plans) or Indebtedness as equity in the borrower subsidiaries.

    Our permitted Indebtedness for Money Borrowed must (a) be unsecured, (b) have no scheduled payments of principal prior to June 30, 2008, (c) have no required cash payments of interest and (d) have other terms and conditions reasonably satisfactory to the Majority Lenders.

    We and the Restricted Subsidiaries have guaranteed all of the loans. We have secured the loans by liens on substantially all assets of the borrower subsidiaries and the Restricted Subsidiaries and all outstanding capital stock and other debt and equity interests of our direct and indirect subsidiaries.

Convertible Notes

    In October 1999, we issued 6.25% Convertible Notes due 2009 in an aggregate principal amount of $300.0 million and 2.25% Convertible Notes due 2009 at an issue price of $300.1 million, representing 70.52% of their principal amount at maturity of $425.5 million. In February 2000, we issued 5.00% Convertible Notes due 2010 in an aggregate principal amount of $450.0 million. We will accrete each year as interest expense in our financial statements the difference between the issue price and the principal amount at maturity of the 2.25% notes. The 6.25% notes are convertible into shares of Class A common stock at a conversion price of $24.40 per share. The 2.25% notes are convertible into shares of Class A common stock at a conversion price of $24.00 per share. The 5.00% notes are convertible into shares of Class A common stock at a conversion price of $51.50 per share. The conversion prices are subject to adjustment in certain customary circumstances.

    We may not redeem the 6.25% notes prior to October 22, 2002. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 103.125% of the principal amount. The redemption price declines ratably immediately after October 15 of each following year to 100% of the principal amount in 2005. We may not redeem the 2.25% notes prior to October 22, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at increasing redemption prices designed to reflect the accrued original issue discount. We may not redeem the 5.00% notes prior to February 20, 2003. Thereafter, we may redeem those notes, at our option, in whole or in part at a redemption price initially of 102.50% of the principal amount. The redemption price declines ratably immediately after February 15 of each following year to 100% of the principal amount in 2006. We are also required to pay accrued and unpaid interest in all redemptions of any series of notes.

    Holders may require us to repurchase all or any of their 6.25% notes on October 22, 2006 at their principal amount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 2.25% notes on October 22, 2003 at those notes' issue price plus accreted original issue discount, together with accrued and unpaid interest. Holders may require us to repurchase all or any of their 5.00% notes on February 20, 2007 at their principal amount, together with accrued and unpaid interest. We may, at our option, elect to pay the repurchase price of any series in cash or shares of Class A common stock, or any combination thereof. Our credit facilities restrict our ability to repurchase these notes for cash.

    The indentures under which these notes are outstanding do not contain any restrictions on the payment of dividends, the incurrence of debt or liens or the repurchase of our equity securities or any financial covenants. Neither series of notes is entitled to the benefit of any sinking fund. The 6.25% notes, the 2.25% notes and the 5.00% notes are junior to our credit facilities and rank equally with each other.

                                 DESCRIPTION OF
                                 DEBT SECURITIES

    The debt securities will be our unsecured direct obligations. They may be senior or subordinated indebtedness. The debt securities will be issued under one or more indentures between us and a trustee. Any indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indenture and the debt securities to be issued under any indenture are summaries of certain anticipated provisions of the indentures, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indentures and the debt securities.

General

    We have filed with the registration statement relating to the offered securities a form of indenture relating to our senior securities and a form of indenture relating to our senior subordinated securities and subordinated securities. Our senior debt securities will rank equally and ratably in right of payment with other indebtedness of ours that is not subordinated. If we issue subordinated debt securities, they will be subordinated in right of payment to the prior payment in full of senior indebtedness, as defined in the applicable prospectus supplement, and may rank equally and ratably with any other subordinated indebtedness. They may, however, also be subordinated in right of payment to senior subordinated securities. See "--Subordination."

    We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of our board of directors or as established in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of such series, for issuances of additional securities of that series.

    We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to that series.

    The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

o the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities,

o   the aggregate principal amount of the securities,

o the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon declaration of acceleration of the maturity of the debt securities,

o if convertible, the initial conversion price, the conversion period and any other terms governing such conversion,

o   the stated maturity date,

o   any fixed or variable interest rate or rates per annum,

o   the date from which interest may accrue and any interest payment dates,

o   any sinking fund requirements,

o any provisions for redemption, including the redemption price and any remarketing arrangements,

o whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies,

o the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus,

o whether we will issue the debt securities in certificated and/or book-entry form,

o whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto,

o whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security,

o the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement,

o whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment, and

o   the subordination provisions, if any, relating to the debt securities.

    We may issue debt securities at less than the principal amount payable upon maturity (we refer to these securities as "original issue discount securities"). If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

    Except as described under "--Merger, Consolidation or Sale of Assets" or as may be set forth in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

Denominations, Interest, Registration and Transfer

    Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

    Unless otherwise specified in the applicable prospectus supplement, we will pay the interest on and principal of and premium, if any, on any debt securities at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

    If we do not punctually pay or duly provide for interest on any interest payment date, the defaulted interest will be paid either:

o to the person in whose name the debt security is registered at the close of business on a special record date to be fixed by the applicable trustee or

o in any other lawful manner, all as more completely described in the applicable indenture.

    You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

    You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves. The entity performing the role of maintaining the list of registered holders is called the "security registrar." It will also perform transfers.

    You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

Merger, Consolidation or Sale of Assets

    Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless all the following conditions are met:

o If we merge out of existence or sell our assets, the other company must be a corporation, partnership or other entity organized under the laws of a State or the District of Columbia or under federal law. The other company must agree to be legally responsible for the debt securities.

o The merger, sale of assets or other transaction must not cause a default on the debt securities. In addition, we must not already be in default, unless the merger or other transaction would cure the default. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

Events of Default and Related Matters

    Events of Default.  The term "event of default" means any of the following:

o We do not pay the principal or any premium on a debt security on its due date.

o   We do not pay interest on a debt security within 30 days of its due date.

o   We do not deposit any sinking fund payment on its due date.

o We remain in breach of any other term of the applicable indenture for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of 25% of the principal amount of debt securities of the affected series may send the notice.

o We file for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur.

o Any other event of default described in the applicable prospectus supplement occurs.

    Remedies If an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

    Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This is known as an indemnity. If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

    Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

o You must give the trustee written notice that an event of default has occurred and remains uncured.

o The holders of at least 25% in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

o The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

    However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

    We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

Modification of an Indenture

    There are three types of changes we can make to the indentures and the debt securities:

    Changes Requiring Your Approval. First, there are changes we cannot make to your debt securities without your specific approval. Following is a list of those types of changes:

o   change the stated maturity of the principal or interest on a debt security,

o   reduce any amounts due on a debt security,

o reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default,

o   change the place or currency of payment on a debt security,

o   impair your right to sue for payment,

o modify the subordination provisions, if any, in a manner that is adverse to you,

o reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture,

o reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of an indenture or to waive certain defaults, and

o modify any other aspect of the provisions dealing with modification and waiver of an indenture.

    Changes Requiring a Majority Vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described under "--Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

    Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

    Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

o For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

o For debt securities whose principal amount is not known, we will use a special rule for that security described in the applicable prospectus supplement. An example is if the principal amount is based on an index.

o For debt securities denominated in one or more foreign currencies or currency units, we will use the U.S. dollar equivalent.

    Debt securities are not considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. Debt securities are also not eligible to vote if they have been fully defeased as described immediately below under "--Discharge, Defeasance and Covenant Defeasance--Full Defeasance."

    We are generally entitled to set any day as a record date for the purpose of determining the holders of outstanding securities entitled to vote or take other action under an indenture. If we set a record date, only persons who are holders of outstanding securities of the applicable series on the record date may vote or take the action. Moreover, the applicable holders must vote or take the action within 180 days following the record date or another period that we may specify. We may shorten or lengthen this period from time to time.

Discharge, Defeasance and Covenant Defeasance

    Discharge. We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

    Full Defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if we put in place the following arrangements to repay you:

o We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

o The current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us.

o We must deliver to the trustee a legal opinion confirming the tax law change described above.

    If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever become bankrupt or insolvent. You would also be released from any subordination provisions.

    Covenant Defeasance. Under current federal tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions. In order to achieve covenant defeasance, we must do the following:

o We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and U.S. government or U.S. government agency notes or bonds that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates.

o We must deliver to the trustee a legal opinion confirming that under current federal income tax law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves.

    If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

o Any covenants applicable to the series of debt securities and described in the applicable prospectus supplement.

o   Any subordination provisions.

o Certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

    If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

Subordination

    We will set forth in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to other indebtedness of ours. The terms will include a description of:

o   the indebtedness ranking senior to the debt securities being offered,

o the restrictions on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing,

o the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default, and

o provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

Global Securities

    If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                          DESCRIPTION OF CAPITAL STOCK

    The description below summarizes the more important terms of our capital stock. Because this section is a summary, it does not describe every aspect of the capital stock. This summary is subject to and qualified in its entirety by reference to the provisions of our Restated Certificate of Incorporation, as amended, including by any applicable Certificates of Designation. We refer to it as the restated certificate. We have incorporated by reference a copy of the restated certificate as an exhibit to the registration statement of which this prospectus is a part. This summary is subject to and qualified by reference to the description of the particular terms of your series of preferred stock described in the applicable prospectus supplement.

General

    Our authorized capital stock consists of 20,000,000 shares of preferred stock, $.01 par value per share, 500,000,000 shares of Class A common stock, $.01 par value per share, 50,000,000 shares of Class B common stock, $.01 par value per share, and 10,000,000 shares of Class C common stock, $.01 par value per share.

Preferred Stock

    General.   Our  board  of  directors   will   determine  the   designations,
preferences, limitations and relative rights of the 20,000,000 authorized and unissued shares of preferred stock, including:

o the distinctive designation of each series and the number of shares that will constitute the series,

o   the voting rights, if any, of shares of the series,

o the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of the dividends, whether dividends will be cumulative, and the dates on which dividends are payable,

o the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable,

o the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series,

o any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets,

o if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities, and

o whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

    The issuance of preferred stock, or the issuance of rights to purchase preferred stock, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future.

    The following description of the preferred stock sets forth some general terms and provisions of the preferred stock to which a prospectus supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our restated certificate, including any applicable certificates of designation, and our by-laws.

    The prospectus supplement will describe the specific terms as to each issuance of preferred stock, including:

o   the number of shares of the preferred stock offered,

o   the offering price of the preferred stock,

o the dividend rate, when dividends will be paid, or the method of determining the dividend rate if it is based on a formula or not otherwise fixed,

o   the date from which dividends on the preferred stock shall accumulate,

o the provisions for any auctioning or remarketing, if any, of the preferred stock,

o   the provision, if any, for redemption or a sinking fund,

o   the liquidation preference per share,

o   any listing of the preferred stock on a securities exchange,

o whether the preferred stock will be convertible and, if so, the security into which it is convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it,

o whether interests in the preferred stock will be represented by depositary shares as more fully described below under "Description of Depositary Shares,"

o   a discussion of federal income tax considerations,

o the relative ranking and preferences of the preferred stock as to dividend and liquidation rights,

o any limitations on issuance of any preferred stock ranking senior to or on a parity with the series of preferred stock being offered as to dividend and liquidation rights,

o any limitations on direct or beneficial ownership and restrictions on transfer, and

o any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

    As described under "Description of Depositary Shares," we may, at our option, elect to offer depositary shares evidenced by depositary receipts. If we elect to do this, each depositary receipt will represent a fractional interest in a share of the particular series of the preferred stock issued and deposited with a depositary. The applicable prospectus supplement will specify that fractional interest.

    Rank. Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred stock will, with respect to dividend rights and rights upon liquidation, rank senior to all common stock.

    Dividends. Holders of preferred stock of each series will be entitled to receive cash and/or stock dividends at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred stock may specify a fixed dividend, our board of directors must declare those dividends and they may be paid only out of assets of legally available for payment. Each dividend will be payable to holders of record as they appear on our stock transfer books on the record dates fixed by our board of directors. In the case of preferred stock represented by depositary receipts, the records of the depositary referred to under "Description of Depositary Shares" will determine the persons to whom dividends are payable.

    Dividends on any series of preferred stock (we refer to that series, for ease of reference, as the "Applicable Series") may be cumulative or noncumulative, as provided in the applicable prospectus supplement. Cumulative dividends will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to declare a dividend on any Applicable Series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a dividend in respect of the applicable dividend period, whether or not dividends on that series are declared payable in the future.

    If the Applicable Series is entitled to a cumulative dividend, we may not declare, or pay or set aside for payment, any full dividends on any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Applicable Series, unless we declare, and either pay or set aside for payment, full cumulative dividends on the Applicable Series for all past dividend periods and the then current dividend period. If the Applicable Series does not have a cumulative dividend, we must declare, and pay or set aside for payment, full dividends for the then current dividend period only. When dividends are not paid, or set aside for payment, in full upon any Applicable Series and the shares of any other series ranking on a parity as to dividends with the Applicable Series, we must declare, and pay or set aside for payment, all dividends upon the Applicable Series and any other parity series proportionately, in accordance with accrued and unpaid dividends of the several series. For these purposes, accrued and unpaid dividends do not include unpaid dividend periods on noncumulative preferred stock. No interest will be payable in respect of any dividend payment that may be in arrears.

    Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative dividends, including for the then current period, on any cumulative Applicable Series, we may not declare, or pay or set aside for payment, any dividends or other distributions upon common stock or any other capital stock ranking junior to or on a parity with the Applicable Series as to dividends or upon liquidation. The foregoing restriction does not apply to dividends or other distributions paid in common stock or other capital stock ranking junior to the Applicable Series as to dividends and upon liquidation. If the Applicable Series is noncumulative, we need only declare, and pay or set aside for payment, the dividend for the then current period, before declaring dividends or distributions on common stock or junior or parity securities. In addition, under the circumstances that we could not declare a dividend, we may not redeem, purchase or otherwise acquire for any consideration any common stock or other parity or junior capital stock, except upon conversion into or exchange for common stock or other junior capital stock. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the Applicable Series and any other parity series of preferred stock.

    We will credit any dividend payment made on an Applicable Series first against the earliest accrued but unpaid dividend due with respect to the series.

    Redemption. We may have the right and/or may be required to redeem the preferred stock, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

    Liquidation Preference. The applicable prospectus supplement will show the liquidation preference of the Applicable Series. Upon any voluntary or involuntary liquidation, before any distribution may be made to the holders of common stock or any other capital stock ranking junior in the distribution of assets upon any liquidation to the Applicable Series, the holders of the Applicable Series will be entitled to receive, out of assets of ours legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all dividends accrued and unpaid. In the case of a noncumulative Applicable Series, accrued and unpaid dividends include only the then current dividend period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred stock, our remaining assets will be distributed among the holders of any other capital stock ranking junior to the preferred stock upon liquidation, according to their rights and preferences and in each case according to their number of shares.

    If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of an Applicable Series and the corresponding amounts payable on all shares of other capital stock ranking on a parity in the distribution of assets with the Applicable Series, then the holders of the Applicable Series and all other equally ranking capital stock shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled.

    For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be deemed to constitute our liquidation.

    Voting Rights. Holders of the preferred stock will not have any voting rights, except as shown below or as otherwise from time to time required by law or as indicated in the applicable prospectus supplement.

    Conversion Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred stock into common stock or any other class or series of capital stock will be shown. The terms will include the number of shares of common stock or other securities into which the shares are convertible, the conversion price, or the manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

    Our Exchange Rights. We will show in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred stock for junior subordinated debt or other debt securities. If an exchange is required, you will receive junior subordinated debt or other debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred stock. The other terms will include the terms and provisions of the junior subordinated debt or other debt securities which will not be materially less favorable to you than those of the series of preferred stock being exchanged.

Common Stock

    Dividends. Holders of record of shares of common stock on the record date fixed by our board of directors are entitled to receive dividends as declared by our board of directors out of funds legally available for that purpose. No dividends may be declared or paid in cash or property on any share of any class of common stock, however, unless simultaneously the same dividend is declared or paid on each share of the other classes of common stock. Dividends in the form of shares of stock of any company, including our company or any of our subsidiaries, are excepted from that requirement. In that case, the shares may differ as to voting rights to the extent that voting rights now differ among the different classes of common stock. In the case of any dividend payable in shares of common stock, holders of each class of common stock are entitled to receive the same percentage dividend, payable in shares of that class, as the holders of each other class. Dividends and other distributions on common stock are also subject to the rights of holders of any series of preferred stock that may be outstanding from time to time and under our credit facilities. See "--Dividend Restrictions" below.

    Voting Rights. Except as otherwise required by law and in the election of directors, and subject to the rights of holders of any series of preferred stock that may be outstanding from time to time, holders of shares of Class A common stock and Class B common stock have the exclusive voting rights and will vote as a single class on all matters submitted to a vote of the stockholders. Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. The holders of the Class A common stock, voting as a separate class, have the right to elect two independent directors. The Class C common stock is nonvoting, except as otherwise required by Delaware corporate law.

    Delaware corporate law requires the affirmative vote of the holders of a majority of the outstanding shares of any class or series of common stock to approve, among other things, a change in the designations, preferences and limitations of the shares of that class or series. The restated certificate, however, requires the affirmative vote of the holders of not less than 66 2/3% of the Class A common stock and Class B common stock, voting as a single class, to amend most of the provisions of the restated certificate, including those relating to the provisions of the various classes of common stock, indemnification of directors, exoneration of directors for certain acts and the super-majority provision.

    The restated certificate:

o limits the aggregate voting power of Steven B. Dodge and his controlled entities to 49.99% of the aggregate voting power of all shares of capital stock entitled to vote generally for the election of directors, less the voting power represented by the shares of Class B common stock acquired by Thomas H. Stoner, a director, and purchasers affiliated with him in a January 1998 private offering and owned by them or certain affiliates,

o prohibits future issuances of Class B common stock, except upon exercise of then outstanding options and pursuant to stock dividends or stock splits,

o   limits transfers of Class B common stock to permitted transferees,

o provides for automatic conversion of the Class B common stock to Class A common stock if the aggregate voting power of Mr. Dodge, Mr. Stoner and their respective controlled entities falls below 21.3%, and

o requires the holders of a majority of Class A common stock to approve amendments adversely affecting the Class A common stock.

    Conversion Provisions. Shares of Class B common stock and Class C common stock are convertible, at any time at the option of the holder, on a share for share basis into shares of Class A common stock. The present owner of Class C common stock can convert that stock only upon the occurrence of a conversion event or with the consent of our board of directors. Shares of Class B common stock automatically convert into shares of Class A common stock upon any sale, transfer, assignment or other disposition other than (a) to permitted transferees, or (b) pursuant to pledges but not to the pledgee upon foreclosure. Permitted transferees include certain family members and other holders of Class B common stock.

    Liquidation Rights. Upon our liquidation, dissolution or winding up, the holders of each class of common stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and payment in full to any holders of the preferred stock then outstanding of any amount required to be paid to them.

    Other Provisions. The holders of common stock are not entitled to preemptive or subscription rights. The shares of common stock presently outstanding are validly issued, fully paid and nonassessable.

    In any merger, consolidation or business combination, the holders of each class of common stock must receive the identical consideration to that received by holders of each other class of common stock. However, if shares of capital stock or other securities of any other company are distributed, they may differ as to voting rights to the same extent that voting rights then differ among the different classes of our common stock.

    No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless, concurrently, the other classes of common stock are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

    Dividend Restrictions. Our credit facilities prohibit our borrower subsidiaries from paying cash dividends or distributions, or from purchasing or otherwise acquiring their capital stock or other equity interests. However, beginning on April 15, 2004, if no default exists or would be created under the credit facilities, our borrower subsidiaries may pay cash dividends or make other distributions of up to 50% of excess cash flow, for the preceding calendar year.

    Delaware Business Combination Provisions. Under Delaware corporate law, certain business combinations, including the issuance of equity securities, between a Delaware corporation and any "interested stockholder" must be approved by the holders of at least 66 2/3% of the voting stock not owned by the interested stockholder if it occurs within three years of the date the person became an interested stockholders. The voting requirement does not apply, however, if, before the acquisition, the corporation's board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. "Interested stockholder" means any person who owns, directly or indirectly, 15.0% or more of the voting power of the corporation's shares of capital stock. The provision does not apply to Mr. Dodge because our board of directors approved the transaction pursuant to which he became an interested stockholder.

    Listing of Class A Common Stock. Our Class A common stock is traded on the NYSE under the symbol "AMT."

    Transfer Agent and Registrar. The transfer agent and registrar for our common stock is Harris Trust and Savings Bank, 311 West Monroe Street, Chicago, Illinois 60606. Its telephone number is (312) 461-4600.

                        DESCRIPTION OF DEPOSITARY SHARES

    General. The description shown below and in any applicable prospectus supplement of certain provisions of any deposit agreement and of the depositary shares and depositary receipts representing depositary shares does not purport to be complete and is subject to and qualified in its entirety by reference to the forms of deposit agreement and depositary receipts relating to each applicable series of preferred stock. The deposit agreement and the depositary receipts contain the full legal text of the matters described in this section. We will file a copy of those documents with the SEC at or before the time of the offering of the applicable series of preferred stock. This summary also is subject to and qualified by reference to the description of the particular terms of your series of depositary shares described in the applicable prospectus supplement.

    We may, at our option, elect to offer fractional interests in shares of preferred stock, rather than shares of preferred stock. If we exercise this option, we will appoint a depositary to issue depositary receipts representing those fractional interests. Preferred stock of each series represented by depositary shares will be deposited under a separate deposit agreement between us and the depositary. The prospectus supplement relating to a series of depositary shares will show the name and address of the depositary. Subject to the terms of the applicable deposit agreement, each owner of depositary shares will be entitled to all of the dividend, voting, conversion, redemption, liquidation and other rights and preferences of the preferred stock represented by those depositary shares.

    The depositary shares will be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Upon surrender of depositary receipts at the office of the depositary, and upon payment of the charges provided in and subject to the terms of the deposit agreement, a holder of depositary shares is entitled to receive the shares of preferred stock underlying the surrendered depositary receipts.

    Dividends and Other Distributions. A depositary will be required to distribute all cash dividends or other cash distributions received in respect of the applicable preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders. Fractions will be rounded down to the nearest whole cent.

    If the distribution is other than in cash, a depositary will be required to distribute property received by it to the record holders of depositary receipts entitled thereto, unless the depositary determines that it is not feasible to make the distribution. In that case, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders.

    No distributions will be made on any depositary shares that represent preferred stock converted or exchanged. The deposit agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by us to holders of the preferred stock will be made available to holders of depositary shares. All distributions are subject to obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the depositary.

    Withdrawal Of Preferred Stock. You may receive the number of whole shares of your series of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary. Partial shares of preferred stock will not be issued. If the depositary shares which you surrender exceed the number of depositary shares that represent the number of whole shares of preferred stock you wish to withdraw, then the depositary will deliver to you at the same time a new depositary receipt evidencing the excess number of depositary shares. Once you have withdrawn your preferred stock, you will not be entitled to re-deposit that preferred stock under the deposit agreement in order to receive depositary shares. We do not expect that there will be any public trading market for withdrawn shares of preferred stock.

    Redemption of Depositary Shares. If we redeem a series of the preferred stock underlying the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of the series held by the depositary. The depositary will mail notice of redemption not less than 30 and not more than 60 days before the date fixed for redemption to the record holders of the depositary receipts evidencing the depositary shares we are redeeming at their addresses appearing in the depositary's books. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the series of the preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares relating to shares of preferred stock so redeemed. If we are redeeming less than all of the depositary shares, the depositary will select the depositary shares we are redeeming by lot or pro rata as the depositary may determine.

    After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed outstanding. All rights of the holders of the depositary shares and the related depositary receipts will cease at that time, except the right to receive the money or other property to which the holders of depositary shares were entitled upon redemption. Receipt of the money or other property is subject to surrender to the depositary of the depositary receipts evidencing the redeemed depositary shares.

    Voting of the Preferred Stock. Upon receipt of notice of any meeting at which the holders of the applicable preferred stock are entitled to vote, a depositary will be required to mail the information contained in the notice of meeting to the record holders of the applicable depositary receipts. Each record holder of depositary receipts on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by the holder's depositary shares. The depositary will try, as practical, to vote the shares as you instruct. We will agree to take all reasonable action that the depositary deems necessary in order to enable it to do so. If you do not instruct the depositary how to vote your shares, the depositary will abstain from voting those shares.

    Liquidation Preference. Upon our liquidation, whether voluntary or involuntary, the holders of each depositary share will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share, as shown in the applicable prospectus supplement.

    Conversion or Exchange of Preferred Stock. The depositary shares will not themselves be convertible into or exchangeable for common stock, preferred stock or any of our other securities or property. Nevertheless, if so specified in the applicable prospectus supplement, the depositary receipts may be surrendered by holders to the applicable depositary with written instructions to it to instruct us to cause conversion of the preferred stock represented by the depositary shares. Similarly, if so specified in the applicable prospectus supplement, we may require you to surrender all of your depositary receipts to the applicable depositary upon our requiring the exchange of the preferred stock represented by the depositary shares into our debt securities. We will agree that, upon receipt of the instruction and any amounts payable in connection with the conversion or exchange, we will cause the conversion or exchange using the same procedures as those provided for delivery of preferred stock to effect the conversion or exchange. If you are converting only a part of the depositary shares, the depositary will issue you a new depositary receipt for any unconverted depositary shares.

    Taxation. As owner of depositary shares, you will be treated for U.S. federal income tax purposes as if you were an owner of the series of preferred stock represented by the depositary shares. Therefore, you will be required to take into account for U.S. federal income tax purposes income and deductions to which you would be entitled if you were a holder of the underlying series of preferred stock. In addition:

o no gain or loss will be recognized for U.S. federal income tax purposes upon the withdrawal of preferred stock in exchange for depositary shares as provided in the deposit agreement,

o the tax basis of each share of preferred stock to you as exchanging owner of depositary shares will, upon exchange, be the same as the aggregate tax basis of the depositary shares exchanged for the preferred stock, and

o if you held the depositary shares as a capital asset at the time of the exchange for preferred stock, the holding period for shares of the preferred stock will include the period during which you owned the depositary shares.

    Amendment and Termination of a Deposit Agreement. We and the applicable depositary are permitted to amend the provisions of the depositary receipts and the deposit agreement. However, the holders of at least a majority of the applicable depositary shares then outstanding must approve any amendment that adds or increases fees or charges or prejudices an important right of holders. Every holder of an outstanding depositary receipt at the time any amendment becomes effective, by continuing to hold the receipt, will be bound by the applicable deposit agreement as amended.

    Any deposit agreement may be terminated by us upon not less than 30 days' prior written notice to the applicable depositary if a majority of each series of preferred stock affected by the termination consents to the termination. When that occurs, the depositary will be required to deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by the holder, the number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts, together with any other property held by the depositary with respect to the depositary receipts. In addition, a deposit agreement will automatically terminate if:

o   all depositary shares outstanding it shall have been redeemed,

o there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation and the distribution shall have been made to the holders of depositary receipts evidencing the depositary shares underlying the preferred stock, or

o each of the shares of related preferred stock shall have been converted or exchanged into securities not represented by depositary shares.

    Charges of a Depositary. We will pay all transfer and other taxes and governmental charges arising solely from the existence of a deposit agreement.
In addition, we will pay the fees and expenses of a depositary in connection with the initial deposit of the preferred stock and any redemption of preferred stock. However, holders of depositary receipts will pay any transfer or other governmental charges and the fees and expenses of a depositary for any duties the holders request to be performed that are outside of those expressly provided for in the applicable deposit agreement.

    Resignation and Removal of Depositary. A depositary may resign at any time by delivering to us notice of its election to do so. In addition, we may at any time remove a depositary. Any resignation or removal will take effect when we appoint a successor depositary and it accepts the appointment. We must appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. A depositary must be a bank or trust company having its principal office in the United States that has a combined capital and surplus of at least $50 million.

    Miscellaneous. A depositary will be required to forward to holders of depositary receipts any reports and communications from us that are received by it with respect to the related preferred stock.

    Neither a depositary nor we will be liable if it is prevented from or delayed in performing its obligations under a deposit agreement by law or any circumstances beyond its control. Our obligations and those of the depositary under a deposit agreement will be limited to performing their duties in good faith and without gross negligence or willful misconduct. Neither we nor any depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or related preferred stock unless satisfactory indemnity is furnished. We and each depositary will be permitted to rely on written advice of counsel or accountants, on information provided by persons presenting preferred stock for deposit, by holders of depositary receipts, or by other persons believed in good faith to be competent to give the information, and on documents believed in good faith to be genuine and signed by a proper party.

    If a depositary receives conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on the claims, requests or instructions received from us.

                             DESCRIPTION OF WARRANTS

    We may issue, together with any other securities being offered or separately, warrants entitling the holder to purchase from or sell to us, or to receive from us the cash value of the right to purchase or sell, debt securities, preferred stock, depositary shares or common stock. We and a warrant agent will enter a warrant agreements pursuant to which the warrants will be issued. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. We will file a copy of the warrants and the warrant agreement with the SEC at or before the time of the offering of the applicable series of warrants.

    In the case of each series of warrants, the applicable prospectus supplement will describe the terms of the warrants being offered thereby, including the following, if applicable:

o   the offering price,

o   the number of warrants offered,

o   the securities underlying the warrants,

o the exercise price, the procedures for exercise of the warrants and the circumstances, if any, that will deem the warrants to be automatically exercised,

o   the date on which the warrants will expire,

o   federal income tax consequences,

o   the rights, if any, we have to redeem the warrant,

o   the name of the warrant agent, and

o   the other terms of the warrants.

    Warrants may be exercised at the appropriate office of the warrant agent or any other office indicated in the applicable prospectus supplement. Before the exercise of warrants, holders will not have any of the rights of holders of the securities purchasable upon exercise and will not be entitled to payments made to holders of the securities.

    The warrant agreements may be amended or supplemented without the consent of the holders of the warrants to which it applies to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants. However, any amendment that materially and adversely alters the rights of the holders of warrants will not be effective unless the holders of at least a majority of the applicable warrants then outstanding approve the amendment. Every holder of an outstanding warrant at the time any amendment becomes effective, by continuing to hold the warrant, will be bound by the applicable warrant agreement as amended thereby. The prospectus supplement applicable to a particular series of warrants may provide that certain provisions of the warrants, including the securities for which they may be exercisable, the exercise price, and the expiration date may not be altered without the consent of the holder of each warrant.

                              PLAN OF DISTRIBUTION

    We may sell the offered securities to one or more underwriters for public offering and sale by them. We may also sell the offered securities to investors directly or through agents. We will name any underwriter or agent involved in the offer and sale of the offered securities in the applicable prospectus supplement.

    The distribution of offered securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the market prices, or at negotiated prices. In connection with the sale of offered securities, underwriters or agents may receive or be deemed to have received compensation from us or from purchasers in the form of underwriting discounts, concessions or commissions. Underwriters may sell offered securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or from purchasers.

    We will show any underwriting compensation paid by us to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters. Any discounts, concessions and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us at the public offering price shown in the applicable prospectus supplement pursuant to contracts providing for payment and delivery on a future date or dates. Institutions with whom contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions. We are required to approve any contracts and the institutions that may become parties to them. Any contracts will be subject to the condition that the purchase by an institution of the offered securities will not at the time of delivery be prohibited under the law of any jurisdiction in the United States to which the institution is subject. If a portion of the offered securities is being sold to underwriters, the contract may also be subject to the condition that we will have sold to the underwriters the offered securities not sold for delayed delivery. The underwriters and the other persons will not have any responsibility in respect of the validity or performance of the contracts.

    Unless otherwise specified in the related prospectus supplement, each series of offered securities, other than shares of Class A common stock, will be a new issue with no established trading market. Our Class A common stock is listed on the NYSE and traded under the symbol "AMT." Any shares of Class A common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. We may elect to list any other series or class of offered securities on an exchange or on the Nasdaq National Market, but are not obligated to do so. Any underwriters to whom offered securities are sold by us for public offering and sale may make a market in those offered securities. Underwriters will not be obligated to make any market, however, and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any offered securities.

    Certain of the underwriters and their affiliates may engage in transactions with and perform services for us in the ordinary course of business for which they receive compensation.

    The specific terms and manner of sale of the offered securities will be shown or summarized in the applicable prospectus supplement.

                       VALIDITY OF THE OFFERED SECURITIES

    Sullivan & Worcester LLP, Boston, Massachusetts, will pass upon the validity of the offered securities for us. Norman A. Bikales, a member of the firm of Sullivan & Worcester LLP, and as of May 26, 2000, was the owner of 11,000 shares of our Class A common stock and 41,490 shares of Class B common stock and had options to purchase 20,000 shares of Class A common stock at $10.00 per share and 25,000 shares of Class A common stock at $23.813 per share. Mr. Bikales and/or associates of that firm serve as secretary or assistant secretaries of American Tower and certain of our subsidiaries.

                                     EXPERTS

     The consolidated financial statements of American Tower Corporation incorporated in this prospectus by reference from American Tower Corporation's annual report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    We are incorporating the following financial statements by reference in this prospectus from our Form 8-K dated March 30, 2000:

o The consolidated financial statements of UNIsite, Inc. and subsidiaries as of December 31, 1999 and 1998 and for the three years ended December 31, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

o The consolidated financial statements of ICG Satellite Services, Inc. and subsidiary as of November 30, 1999 and for the eleven months ended November 30, 1999 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                               WHERE YOU CAN FIND
                                MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

                             DOCUMENTS INCORPORATED
                                  BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Statements in this prospectus regarding the contents of any contract or other document may not be complete. You should refer to the copy of the contract or other document filed as an exhibit to the registration statement. Later information filed with the SEC will update and supersede information we have included or incorporated by reference in this prospectus.

    We incorporate by reference the documents listed below and any filings made after the date of the original filing of the registration statement of which this prospectus is a part made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed or terminated:

o   our Annual Report on Form 10-K for the fiscal year ended December 31, 1999,

o   our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000,

o our Current Reports on Form 8-K dated January 28, 2000, January 31, 2000, February 9, 2000, February 24, 2000, March 14, 2000, March 30, 2000, April 13, 2000, May 15, 2000 and May 23, 2000, and

o the description of our Class A common stock contained in our registration statement on Form 8-A (File No. 001-14195), filed on June 4, 1998.

    We will provide you with a copy of the information we have incorporated by reference, excluding exhibits other than those to which we specifically refer. You may obtain this information at no cost by writing or telephoning us at: 116 Huntington Avenue, Boston, Massachusetts 02116, (617) 375-7500, Attention:
Director of Investor Relations.

                                     [LOGO]

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below is an estimate (except in the case of the registration fee) of the amount of fees and expenses to be incurred in connection with the issuance and distribution of the Offered Securities registered hereby, other than underwriting discounts and commissions.

        Registration fee under Securities Act...............       $ 264,000
        Blue sky fees and expenses..........................          10,000
        Accounting fees and expenses........................         400,000
        Legal fees and expenses.............................         400,000
        Printing and engraving..............................         200,000
        Rating agencies fees................................         100,000
        Miscellaneous fees and expenses.....................         150,000
                                                                ------------
            Total: .........................................      $1,524,000
                                                                ============

    Item 15. Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Laws ("DGCL") provides, in effect, that any person made a party to any action by reason of the fact that he is or was a director, officer, employee or agent of American Tower Corporation (the "Company") may and, in certain cases, must be indemnified by the Company against, in the case of a non-derivative action, judgments, fines, amounts paid in settlement and reasonable expenses (including attorney's fees), if in either type of action he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, in a non-derivative action, which involves a criminal proceeding, in which such person had no reasonable cause to believe his conduct was unlawful. This indemnification does not apply, in a derivative action, to matters as to which it is adjudged that the director, officer, employee or agent is liable to the Company, unless upon court order it is determined that, despite such adjudication of liability, but in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for expenses.

    Article XII of the Company's By-Laws provides that the Company shall indemnify each person who is or was an officer or director of the Company to the fullest extent permitted by Section 145 of the DGCL.

    Article Sixth of the Company's restated certificate of incorporation states than no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for (i) breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) liability under
Section 174 of the DGCL relating to certain unlawful dividends and stock repurchases, or (iv) any transaction from which the director derived an improper personal benefit.

    Reference is made to the Underwriting Agreements (Exhibits 1.1 through 1.5 hereto) which may contain certain provisions for indemnification by the underwriters of the Company, directors, officers and controlling persons under certain circumstances.

    Item 16. Exhibits.

    Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K). Each exhibit marked by a (*) is to be filed by amendment or incorporated by reference in connection with the offering of Offered Securities, as appropriate.

Exhibit   Description of Document                                         Exhibit File No.
--------  ------------------------                                        ----------------
No.
---

1.1       Form of Underwriting Agreement (for Debt Securities)            *
1.2       Form of Underwriting Agreement (for Preferred Stock)            *
1.3       Form of Underwriting Agreement (for Depositary Shares)          *
1.4       Form of Underwriting Agreement (for Common Stock)               *
1.5       Form of Underwriting Agreement (for Warrants)                   *
3.1       Restated Certificate of Incorporation, as amended, of the
          Company as filed with the  Secretary  of State of the State of
          Delaware  on June 4, 1999                                       Incorporated by reference to Exhibit
                                                                          3(i) from the  Company's  Quarterly
                                                                          Report of Form 10-Q (File No. 001-
                                                                          14195) filed on August 16, 1999
3.2       By-Laws, as amended, of the Company                             Filed herewith as Exhibit 3.2
4.1       Form of Senior Indenture                                        Filed herewith as Exhibit 4.1
4.2       Form of Subordinated Indenture                                  Filed herewith as Exhibit 4.2
4.3       Form of Senior Debt Security                                    *
4.4       Form of Subordinated Debt Security                              *
4.5       Form of Deposit Agreement, including form of Depositary Receipt
          for Depositary Shares                                           *
4.6       Form of Certificate of Designation for Preferred Stock          *
4.7       Form of Preferred Stock Certificate                             *
4.8       Form of Debt Warrant Agreement, including form of Debt Warrant  *

4.9       Form of Preferred Stock Warrant Agreement, including form of
          Preferred Stock Warrant                                         *
4.10      Form of Common Stock Warrant Agreement, including form of
          Common Stock Warrant                                            *
5         Opinion of Sullivan & Worcester LLP                             Filed herewith as Exhibit 5
8         Tax Opinion of Sullivan & Worcester LLP                         *
12        Statement Regarding Computation of Ratios of Earnings to Fixed
          Charges                                                         Filed herewith as Exhibit 12
23.1      Consent of Sullivan & Worcester LLP                             Contained in the opinion of Sullivan &
                                                                          Worcester LLP filed herewith as part
                                                                          of Exhibit 5
23.2      Consent of Deloitte & Touche LLP                                Filed herewith as Exhibit 23.2
23.3      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.3
23.4      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.4
24        Power of Attorney                                               Filed herewith as page II-5 of the
                                                                          Registration Statement
25        Statement of Eligibility of Trustee on Form T-1                 *

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided,  however,  that the undertakings set forth in paragraphs (a)(1)(i) and
(a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referred to in Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes:

     (1) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

     (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was effective.

     (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on the 26th day of May, 2000.

                                   AMERICAN TOWER CORPORATION


                                   By: /s/ Steven B Dodge
                                       Steven B. Dodge
                                       Chairman of the Board, President and
                                       Chief Executive Officer

The undersigned officers and directors of the Company hereby severally constitute Joseph L. Winn, Justin D. Benincasa, Jonathan Black and Norman A. Bikales, and each of them, acting singly, our true and lawful attorneys to sign for us and in our names in the capacities indicated below the Company's Registration Statement on Form S-3 relating to the registration of such securities under the Securities Act of 1933, as amended, and any and all amendments thereto, including without limitation any registration statement or post-effective amendment thereof filed under and meeting the requirements of Rule 462(b) under the Securities Act, hereby ratifying and confirming our signatures as they may be signed by our attorneys to such Registration Statement and any and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

     Signature                          Title                          Date
     ---------  -                       -----                          ----

/s/ Steven B. Dodge          Chairman, President, Chief             May 26, 2000
Steven B. Dodge              Executive Officer and Director


/s/ Joseph L. Winn           Chief Financial Officer and            May 26, 2000
Joseph L. Winn               Treasurer

/s/ Justin D. Benincasa      Vice President and Corporate           May 26, 2000
Justin D. Benincasa          Controller

________________________     Executive Vice President and           May 26, 2000
Alan L. Box                  Director

________________________     Director                               May 26, 2000
Arnold L. Chavkin

/s/ Dean H. Eisner           Director                               May 26, 2000
Dean H. Eisner

/s/ Jack D. Furst            Director                               May 26, 2000
Jack D. Furst

/s/ J. Michael Gearon, Jr.   Executive Vice President and           May 26, 2000
J. Michael Gearon, Jr.       Director

/s/ Fred R. Lummis           Director                               May 26, 2000
Fred R. Lummis

________________________     Director                               May 26, 2000
Randall Mays

/s/ Thomas H. Stoner         Director                               May 26, 2000
Thomas H. Stoner

________________________     Director                               May 26, 2000
Maggie Wilderotter

                                  EXHIBIT INDEX

Listed below are the exhibits which are filed as part of this Registration Statement on Form S-3 (according to the number assigned to them in Item 601 of Regulation S-K). Each exhibit Marked by a (*) is to be filed by amendment or incorporated by reference in connection with the offering of Offered Securities, as appropriate. Exhibit numbers in parenthesis refer to the exhibit number in the applicable filing.


Exhibit   Description of Document                                         Exhibit File No.
--------  ------------------------                                        ----------------
No.
---

1.1       Form of Underwriting Agreement (for Debt Securities)            *
1.2       Form of Underwriting Agreement (for Preferred Stock)            *
1.3       Form of Underwriting Agreement (for Depositary Shares)          *
1.4       Form of Underwriting Agreement (for Common Stock)               *
1.5       Form of Underwriting Agreement (for Warrants)                   *
3.1       Restated Certificate of Incorporation, as amended, of the
          Company as filed with the  Secretary  of State of the State of
          Delaware  on June 4, 1999                                       Incorporated by reference to Exhibit
                                                                          3(i) from the  Company's  Quarterly
                                                                          Report of Form 10-Q (File No. 001-
                                                                          14195) filed on August 16, 1999
3.2       By-Laws, as amended, of the Company                             Filed herewith as Exhibit 3.2
4.1       Form of Senior Indenture                                        Filed herewith as Exhibit 4.1
4.2       Form of Subordinated Indenture                                  Filed herewith as Exhibit 4.2
4.3       Form of Senior Debt Security                                    *
4.4       Form of Subordinated Debt Security                              *
4.5       Form of Deposit Agreement, including form of Depositary Receipt
          for Depositary Shares                                           *
4.6       Form of Certificate of Designation for Preferred Stock          *
4.7       Form of Preferred Stock Certificate                             *
4.8       Form of Debt Warrant Agreement, including form of Debt Warrant  *

4.9       Form of Preferred Stock Warrant Agreement, including form of
          Preferred Stock Warrant                                         *
4.10      Form of Common Stock Warrant Agreement, including form of
          Common Stock Warrant                                            *
5         Opinion of Sullivan & Worcester LLP                             Filed herewith as Exhibit 5
8         Tax Opinion of Sullivan & Worcester LLP                         *
12        Statement Regarding Computation of Ratios of Earnings to Fixed
          Charges                                                         Filed herewith as Exhibit 12
23.1      Consent of Sullivan & Worcester LLP                             Contained in the opinion of Sullivan &
                                                                          Worcester LLP filed herewith as part
                                                                          of Exhibit 5
23.2      Consent of Deloitte & Touche LLP                                Filed herewith as Exhibit 23.2
23.3      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.3
23.4      Consent of KPMG LLP                                             Filed herewith as Exhibit 23.4
24        Power of Attorney                                               Filed herewith as page II-5 of the
                                                                          Registration Statement
25        Statement of Eligibility of Trustee on Form T-1                 *
